UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

DST SYSTEMS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

233326107

(CUSIP Number)

George L. Argyros

c/o Arnel Development Company

949 South Coast Drive, Suite 600

Costa Mesa, California 92626

Tel. No.: (714) 481-5000

(Name, Address and Telephone Number of

Person Authorized to Receive Notices

and Communications)

with a copy to:

Jeffrey Le Sage, Esq.

Gibson, Dunn & Crutcher LLP

333 South Grand Avenue

Tel. No.: (213) 229-7504

Los Angeles, California 90071

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 1, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person: George L. Argyros	I.R.S. Identification Nos. of above persons (entities only): Inapplicable.
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 205,131
	8.	Shared Voting Power: 9,012,570
	9.	Sole Dispositive Power: 205,131
	10.	Shared Dispositive Power: 9,012,570

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,217,701
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 21.42% (1)
14.	Type of Reporting Person (See Instructions): IN

(1)	Based upon 43,029,828 shares of common stock outstanding on July 31, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 7, 2013.

1.	Name of Reporting Person: Julia A. Argyros	I.R.S. Identification Nos. of above persons (entities only): Inapplicable.
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: -0-
	8.	Shared Voting Power: 9,012,570
	9.	Sole Dispositive Power: -0-
	10.	Shared Dispositive Power: 9,012,570

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,012,570
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 20.94% (1)
14.	Type of Reporting Person (See Instructions): IN

(1)	Based upon 43,029,828 shares of common stock outstanding on July 31, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 7, 2013.

Item 1.	Security and Issuer

This Amendment No. 6 (“Amendment 6”) updates and supplements the statement on Schedule 13D filed by George L. Argyros with the Securities and Exchange Commission on December 21, 1998, as amended by Amendment No. 1 thereto, dated March 18, 2004, by Amendment No. 2 thereto, dated May 11, 2010, by Amendment No. 3 thereto, dated November 21, 2011, by Amendment No. 4 thereto, dated February 6, 2012, and by Amendment No. 5 thereto, dated January 22, 2013, with respect to the Common Stock, par value $0.01 per share (the “Common Stock”), of DST Systems, Inc., a Delaware corporation (the “Issuer”) having its principal executive offices at 333 West 11th Street, Fifth Floor, Kansas City, Missouri 64105.

This Amendment 6 is being filed voluntarily to update the beneficial ownership of the Common Stock for the Reporting Persons as of the filing date.

Item 2.	Identity and Background (a)-(f) of Item 2 is hereby amended as follows:

(a) This Schedule 13D is filed on behalf of George L. Argyros and his wife Julia A. Argyros (collectively, the “Reporting Persons”).

(b) The business address of the Reporting Persons is c/o Arnel Development Company, 949 South Coast Drive, Suite 600, Costa Mesa, California 92626.

(c) George L. Argyros’ present principal occupation is Chairman of the Board and Chief Executive Officer of Arnel and Affiliates, a private investment company. Julia A. Argyros’ present principal occupation is Chief Operating Officer of Arnel and Affiliates.

(d) Neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) None of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which either of the Reporting Persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws during the last five years.

(f) Each Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

All of the Common Stock reported as beneficially owned by the Reporting Persons was acquired by the Reporting Persons and affiliated entities of the Reporting Persons either:

•	pursuant to the merger of USCS International, Inc. into a wholly owned subsidiary of the Issuer in a stock-for-stock transaction on December 21, 1998;

•	as annual grants of Common Stock from the Issuer in consideration of George L. Argyros’ prior service on the Issuer’s board of directors;

•	upon exercise of options to purchase the Common Stock by payment of the exercise price in cash from personal funds; or

•	in open market purchases using personal funds.

Item 4.	Purpose of Transaction

Each of the Reporting Persons and affiliated entities of the Reporting Persons acquired the shares of Common Stock of the Issuer for investment purposes only and not with the intent of acquiring control of the Issuer.

On January 22, 2013, the Issuer entered into an agreement (the “Agreement”) with George L. Argyros, The Argyros Family Foundation, The Argyros Family Trust, GLA Financial Corporation, HBI Financial, Inc., The Lenore Trigonis Trust Established under the Leon and Olga Argyros 1986 Trust and The Selia Poulos Trust Established under the Leon and Olga Argyros 1986 Trust (collectively, the “Argyros Group”).

The Agreement provides that (1) the Issuer’s board of directors (the “Issuer Board”) shall remain fixed at no more than nine directors at least until the conclusion of the 2014 Annual Meeting; (2) the Issuer will continue to take all necessary actions to nominate Stephen C. Hooley, A. Edward Allinson, and Brent Law (collectively, the “Nominees”) for election to the Issuer Board at the 2013 Annual Meeting and include the Nominees in the Issuer’s slate of nominees; (3) the Issuer will take all other actions necessary to implement the resolution of the Issuer Board to nominate the Nominees; (4) the Issuer will use its reasonable best efforts to cause the election of the Nominees at the 2013 Annual Meeting; (5) the Issuer shall hold the 2013 Annual Meeting no later than June 30, 2013; (6) if Brent Law (or his replacement) is unable to serve as a nominee for election as director or to serve as a director, for any reason, the Argyros Group shall have the right to submit the name of a replacement to the Issuer for its reasonable approval and who shall serve as the nominee for election as director or serve as director in the seat vacated by Brent Law (or his replacement); (7) the Argyros Group shall have the right to continue submitting the name of a proposed replacement to the Issuer for its reasonable approval until the Issuer approves that such replacement shall serve as a nominee for election as director or shall serve as a director, whereupon such person shall be appointed as the replacement; and (8) the Issuer shall reimburse the members of the Argyros Group and their respective affiliates for all legal fees and related out-of-pocket costs and expenses incurred in connection with the matters related to (i) the Issuer’s 2012 annual meeting of stockholders (including the negotiation and execution of the Agreement dated February 6, 2012, by and among the Issuer and the Argyros Group), and (ii) the 2013 Annual Meeting (including the negotiation and execution of the Agreement).

The Agreement also provides that, so long as the Issuer complies with its Agreement obligations, the Argyros Group and its members will not (1) nominate any person for election at the 2013 Annual Meeting; or (2) submit any proposal for consideration at, or bring any other business before, the 2013 Annual Meeting. Additionally, so long as the Issuer complies with its Agreement obligations, at the 2013 Annual Meeting each member of the Argyros Group shall cause (a) all shares of the Issuer’s common stock that it beneficially owns to be present for quorum purposes and (b) all the votes associated with one-third of the shares of the Issuer’s common stock that it beneficially owns to be voted in favor of each Nominee, subject to certain rights of the Argyros Group to cumulate votes (in its sole discretion) on certain Nominees (1) upon the receipt of notification from the Issuer that it is in the best interest of the Issuer to cumulate votes on certain Nominees or (2) in the event that a third party other than the Argyros Group submits a dissident slate of one or more candidate(s).

The foregoing description of the Agreement is qualified in its entirety by reference to the full text of the Agreement, attached as Exhibit 99.1 to this Schedule 13D.

On March 14, 2013, The Argyros Family Foundation entered into a 10b5-1 Sales Plan (the “10b5-1 Plan”) with Morgan Stanley Smith Barney LLC (the “Broker”) in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, pursuant to which the Broker was authorized and directed to sell up to 385,271 shares of Common Stock from March 18, 2013 through December 31, 2013, subject to satisfaction of certain events, including among others, sales price and volume limitations.

Other than as described in the preceding paragraphs, the Reporting Persons have no present plans or proposals that relate to or would result in any of the matters referred to in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, as part of their ongoing review of investment alternatives, the Reporting Persons may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such matters, or may engage in communications with management or the Issuer Board, other stockholders of the Issuer or other parties regarding such matters, including but not limited to operations, strategy, management, capital structure and the strategic alternatives that may be available to the Issuer.

Item 5.	Interest in Securities of the Issuer

(a) George L. Argyros beneficially owns 9,217,701 shares of Common Stock of the Issuer, which represent approximately 21.42% of the outstanding shares of Common Stock of the Issuer and Julia A. Argyros beneficially owns 9,012,570 shares of Common Stock of the Issuer, which represent approximately 20.94% of the outstanding shares of Common Stock of the Issuer (based on the 43,029,828 shares of Common Stock outstanding on July 31, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2013).

Of the 9,217,701 shares beneficially owned by George L. Argyros, (i) 4,715,384 shares are held by The Argyros Family Trust, of which George L. Argyros and Julia A. Argyros are the co-trustees, (ii) 4,295,500 shares are held by HBI Financial, Inc., of which The Argyros Family Trust is the sole shareholder, (iii) 1,686 shares are held by GLA Financial Corporation, of which The Argyros Family Trust is the sole shareholder, (iv) 204,231 shares are held by The Argyros Family Foundation, of which George L. Argyros is the Chairman, (v) 450 shares are held by The Lenore Trigonis Trust Established under the Leon and Olga Argyros 1986 Trust, of which George L. Argyros is the trustee, and (vi) 450 shares are held by The Selia Poulos Trust Established under the Leon and Olga Argyros 1986 Trust, of which George L. Argyros is the trustee. George L. Argyros has no pecuniary interest in shares held by The Argyros Family Foundation, which is a charitable foundation. George L. Argyros disclaims beneficial ownership of the shares held by The Argyros Family Foundation, The Lenore Trigonis Trust Established under the Leon and Olga Argyros 1986 Trust and The Selia Poulos Trust Established under the Leon and Olga Argyros 1986 Trust.

Of the 9,012,570 shares beneficially owned by Julia A. Argyros, (i) 4,715,384 shares are held by The Argyros Family Trust, of which Julia A. Argyros and George L. Argyros are the co-trustees, (ii) 4,295,500 shares are held by HBI Financial, Inc., of which The Argyros Family Trust is the sole shareholder, and (iii) 1,686 shares are held by GLA Financial Corporation, of which The Argyros Family Trust is the sole shareholder.

(b) Number of shares as to which George L. Argyros has:

1.	Sole power to vote or direct vote: 205,131

2.	Shared power to vote or direct vote: 9,012,570

3.	Sole power to dispose or direct the disposition: 205,131

4.	Shared power to dispose or direct the disposition: 9,012,570

Number of shares as to which Julia A. Argyros has:

1.	Sole power to vote or direct vote: -0-

2.	Shared power to vote or direct vote: 9,012,570

3.	Sole power to dispose or direct the disposition: -0-

4.	Shared power to dispose or direct the disposition: 9,012,570

(c) During the past 60 days, pursuant to the 10b5-1 Plan described above, The Argyros Family Foundation sold 207,271 shares of Common Stock in a series of open market transactions on the dates and at the sales prices, as indicated below:

Sales Date	Shares Sold	Sales Price (per share)

September 12, 2013	9,891	$74.880
September 13, 2013	300	$74.880
September 16, 2013	6,746	$75.200
September 16, 2013	22,000	$75.180
September 16, 2013	10,809	$74.880
September 17, 2013	400	$75.207
September 18, 2013	32,000	$75.680
September 18, 2013	22,000	$75.450
September 18, 2013	14,854	$75.200
September 23, 2013	26,000	$76.232
September 24, 2013	32,000	$75.717
October 11, 2013	25,000	$77.458
October 16, 2013	5,271	$78.310

On November 1, 2013, The Argyros Family Foundation transferred 12,000 shares of Common Stock of the Issuer as a gift, for no consideration.

(d) All of the shares beneficially owned by the Reporting Persons are owned by family trusts in which the Reporting Persons are co-trustees or George L. Argyros is the sole trustee, corporations in which The Argyros Family Trust is the sole shareholder, or The Argyros Family Foundation of which George L. Argyros is the Chairman. In each case, the Reporting Persons have the sole or shared power to vote and dispose of the shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No material changes.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1 Agreement, dated January 22, 2013, by and among the Issuer and the Argyros Group (previously filed as Exhibit 99.1 to Amendment 5 on January 28, 2013).

Exhibit 99.2 Joint Filing Agreement, dated November 1, 2013 (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 1, 2013

/s/ George L. Argyros
George L. Argyros

/s/ Julia A. Argyros
Julia A. Argyros

INDEX TO EXHIBITS

Exhibit No.	Description

Exhibit 99.2	Joint Filing Agreement